Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and six months ended June 30, 2016 and 2015

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	June 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$269,078	$124,353
Accounts receivable, net (note 4)	143,850	186,681
Natural gas in storage	15,385	28,502
Regulatory assets (note 5)	42,323	32,213
Prepaid expenses	28,870	18,409
Derivative instruments (note 21)	10,894	15,039
Other current assets	17,598	18,537
	527,998	423,734
Property, plant and equipment, net	4,021,127	3,877,170
Intangible assets, net	65,820	74,477
Goodwill	297,313	110,493
Regulatory assets (note 5)	238,196	213,102
Derivative instruments (note 21)	63,218	73,322
Long-term investments (note 6)	286,587	174,802
Deferred income taxes	23,683	18,109
Other assets	31,009	26,516
	$5,554,951	$4,991,725

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	June 30, 2016	December 31, 2015
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$19,032	$50,428
Accrued liabilities	149,982	193,320
Dividends payable	37,300	41,802
Regulatory liabilities (note 5)	52,407	44,167
Long-term debt (note 7)	9,865	8,945
Other long-term liabilities and deferred credits (note 9)	29,369	36,621
Other liabilities	8,876	16,593
	306,831	391,876
Long-term debt (note 7)	1,831,781	1,477,850
Convertible debentures (note 10)	358,302	—
Regulatory liabilities (note 5)	126,366	131,180
Deferred income taxes	232,362	175,799
Derivative instruments (note 21)	102,353	106,628
Pension and other post-employment benefits (note 8)	160,530	150,094
Other long-term liabilities (note 9)	268,911	223,135
Preferred shares, Series C	17,544	17,548
	3,098,149	2,282,234
Redeemable non-controlling interest	21,031	25,751
Equity:
Preferred shares	213,805	213,805
Common shares (note 11(a))	1,956,265	1,808,894
Subscription receipts (note 11(b))	—	110,503
Additional paid-in capital	35,457	38,241
Deficit	(537,939)	(523,116)
Accumulated other comprehensive income (note 12)	138,664	286,737
Total Equity attributable to shareholders of Algonquin Power & Utilities Corp.	1,806,252	1,935,064
Non-controlling interests	322,688	356,800
Total Equity	2,128,940	2,291,864
Commitments and contingencies (note 19)
Subsequent events (note 3(b) and 6(a))
	$5,554,951	$4,991,725

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of Canadian dollars, except per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Revenue
Regulated electricity distribution	$47,907	$46,567	$111,303	$116,156
Regulated gas distribution	68,656	71,012	232,935	300,224
Regulated water reclamation and distribution	47,234	19,172	88,407	36,251
Non-regulated energy sales	54,257	52,377	119,759	110,089
Other revenue	4,708	7,030	12,103	15,292
	222,762	196,158	564,507	578,012
Expenses
Operating expenses	79,280	66,631	164,382	137,791
Regulated electricity purchased	24,754	25,201	63,932	71,460
Regulated gas purchased	14,805	20,289	79,589	158,321
Regulated water purchased	2,967	—	5,724	—
Non-regulated energy purchased	3,409	3,952	9,024	17,375
Administrative expenses	10,375	8,531	21,793	18,978
Depreciation and amortization	44,809	36,831	94,534	73,218
Loss (gain) on foreign exchange	1,875	(43)	1,573	(1,286)
	182,274	161,392	440,551	475,857
Operating income from continuing operations	40,488	34,766	123,956	102,155
Interest expense on convertible debentures and bridge financing (notes 7 and 10)	16,529	—	22,392	—
Interest expense on long-term debt and others	16,538	16,527	35,738	33,160
Interest, dividend, equity and other income	(2,334)	(1,530)	(4,930)	(3,985)
Other gains	(4,996)	(1,311)	(6,212)	(2,409)
Acquisition-related costs	1,196	459	7,490	758
Loss (gain) on long-lived assets, net (notes 6(e) and 14)	(8,794)	377	(2,609)	272
Loss (gain) on derivative financial instruments (note 21(b)(iv))	575	(2,360)	1,517	(2,457)
	18,714	12,162	53,386	25,339
Earnings from continuing operations before income taxes	21,774	22,604	70,570	76,816
Income tax expense (note 16)
Current	2,809	2,760	5,367	4,396
Deferred	2,523	6,723	18,469	24,478
	5,332	9,483	23,836	28,874
Earnings from continuing operations	16,442	13,121	46,734	47,942
Loss from discontinued operations, net of tax	—	(713)	—	(713)
Net earnings	16,442	12,408	46,734	47,229
Net loss attributable to non-controlling interests (note 15)	(8,355)	(7,524)	(20,099)	(15,809)
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$24,797	$19,932	$66,833	$63,038
Series A and D Preferred shares dividend (note 13)	2,600	2,600	5,200	5,200
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$22,197	$17,332	$61,633	$57,838
Basic net earnings per share (note 17)	$0.08	$0.07	$0.23	$0.23
Diluted net earnings per share (note 17)	0.08	0.07	0.23	0.23
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of Canadian dollars)	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Net earnings	$16,442	$12,408	$46,734	$47,229
Other comprehensive (loss) income:
Foreign currency translation adjustment, net of tax recovery of $Nil (2015 - $Nil), respectively (note 21(b)(iii)	(23,141)	(19,239)	(181,663)	121,953
Change in fair value of cash flow hedges’, net of tax recovery of $7,572 and $6,086 (2015 - tax expense $1,314 and $6,049), respectively (note 21(b)(ii))	(8,287)	2,960	13,279	9,404
Change in fair value of available-for-sale investments	1	46	26	(1)
Change in pension and other post-employment benefits, net of tax recovery of $2,485 and $2,393 (2015 - tax expense $3,343 and $3,087), respectively (note 8)	(3,863)	4,816	(3,795)	4,762
Other comprehensive (loss) income, net of tax	(35,290)	(11,417)	(172,153)	136,118
Comprehensive (loss) income	(18,848)	991	(125,419)	183,347
Comprehensive (loss) income attributable to the non-controlling interests	(10,162)	(12,424)	(44,179)	8,399
Comprehensive (loss) income attributable to shareholders of Algonquin Power & Utilities Corp.	$(8,686)	$13,415	$(81,240)	$174,948
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of Canadian dollars)
For the six months ended June 30, 2016

Algonquin Power & Utilities Corp. Shareholders' Equity
	Common shares	Preferred shares	Subscription receipts	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2015	$1,808,894	$213,805	$110,503	$38,241	$(523,116)	$286,737	$356,800	$2,291,864
Net earnings (loss)	—	—	—	—	66,833	—	(20,099)	46,734
Redeemable non-controlling interests not included in equity	—	—	—	—	—	—	2,749	2,749
Other comprehensive loss	—	—	—	—	—	(148,073)	(24,080)	(172,153)
Dividends declared and distributions to non-controlling interests	—	—	—	—	(58,516)	—	(2,136)	(60,652)
Dividends and issuance of shares under dividend reinvestment plan	18,886	—	—	—	(18,886)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	—	9,454	9,454
Common shares issued upon conversion of subscription receipts (note 11 (b))	110,503	—	(110,503)	—	—	—	—	—
Common shares issued pursuant to public offering, net of costs	(22)	—	—	—	—	—	—	(22)
Common shares issued pursuant to share-based compensation	1,601	—	—	(1,482)	(417)	—	—	(298)
Common shares issued upon exercise of share options, net of withholding taxes (note 11 (c))	16,403	—	—	(3,935)	(3,837)	—	—	8,631
Share-based compensation	—	—	—	2,633	—	—	—	2,633

Balance, June 30, 2016	$1,956,265	$213,805	$—	$35,457	$(537,939)	$138,664	$322,688	$2,128,940
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of Canadian dollars)	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Cash provided by (used in):
Operating Activities
Net earnings	$16,442	$13,121	$46,734	$47,942
Adjustments and items not affecting cash:
Depreciation and amortization	49,429	37,515	101,270	73,386
Deferred taxes	2,523	6,723	18,469	24,478
Unrealized loss (gain) on derivative financial instruments	6,300	(2,901)	1,022	(2,805)
Share-based compensation expense	1,561	1,022	2,634	1,914
Cost of equity funds used for construction purposes	(591)	(547)	(1,088)	(1,097)
Pension and post-employment expense	(4,934)	(566)	(2,776)	542
Write-down of long-lived assets	753	159	6,938	525
Unrealized gain on disposal of VIE	—	—	—	220
Decrease/(increase) in deferred income	(3,985)	123	(5,575)	(621)
Changes in non-cash operating items (note 20)	22,450	45,445	(24,249)	(51,817)
Cash used in discontinued operations	—	(1,284)	—	(1,284)
	89,948	98,810	143,379	91,383
Financing Activities
Cash dividends on common shares	(25,212)	(20,926)	(57,819)	(38,358)
Cash dividends on preferred shares	(2,600)	(2,600)	(5,200)	(5,200)
Cash contributions from non-controlling interests	—	—	—	22
Production-based cash contributions from non-controlling interest	—	—	9,454	10,815
Cash distributions to non-controlling interests	(585)	(502)	(2,427)	(1,115)
Issuance of common shares, net of costs	412	531	681	485
Issuance of convertible debentures, net of costs	352	—	358,302	—
Proceeds from exercise of share options	—	—	19,493	—
Shares surrendered to fund withholding taxes on exercised share options	—	—	(5,218)	—
Increase in long-term debt	4,876	60,038	357,171	197,368
Decrease in long-term debt	(27,535)	(92,502)	(51,979)	(93,111)
Increase in other long-term liabilities	395	1,740	4,229	3,948
Decrease in other long-term liabilities	(556)	(420)	(2,821)	(2,082)
	(50,453)	(54,641)	623,866	72,772
Investing Activities
Increase (decrease) in other assets	(2,495)	5,731	(9,174)	5,973
Distributions/(payments) in excess of equity income	2,196	(121)	(570)	(142)
Receipt of principal on notes receivable	(5)	290	11,685	2,820
Additions to property, plant and equipment	(60,797)	(36,445)	(141,702)	(81,846)
Increase in long-term investments	(27,733)	(9,332)	(141,945)	(70,656)
Acquisitions of operating entities	806	(329)	(332,278)	(3,717)
	(88,028)	(40,206)	(613,984)	(147,568)
Effect of exchange rate differences on cash	8,493	(322)	(8,536)	424
Increase (decrease) in cash and cash equivalents	(40,040)	3,641	144,725	17,011
Cash and cash equivalents, beginning of the period	309,118	22,643	124,353	9,273
Cash and cash equivalents, end of the period	$269,078	$26,284	$269,078	$26,284

Supplemental disclosure of cash flow information:	2016	2015	2016	2015
Cash paid during the year for interest expense	$30,065	$9,121	$58,922	$34,768
Cash paid during the year for income taxes	$1,779	$3,420	$8,687	$3,884
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$21,239	$19,074	$21,239	$19,074
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$16,252	$6,130	$19,588	$13,061
Issuance of common shares upon conversion of subscription receipts	$110,503	$—	$110,503
Acquisition of equity investments in exchange for loan receivable	$22,153	$—	$22,153	$—

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC is a diversified generation, transmission and distribution utility company. The distribution business group operates in the United States under the name of Liberty Utilities Co. (“Distribution Group”) and provides rate regulated water, electricity and natural gas utility services. The generation business group operates under the name Algonquin Power Co. (“Generation Group”) and owns or has interests in a portfolio of non-regulated North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities. The transmission business group operates under the name Liberty Utilities (Pipeline & Transmission) (“Transmission Group”) and invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada.

1.	Significant accounting policies
Basis of preparation
The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and Article 10 of Regulation S-X provided by the Securities and Exchange Commission (“SEC”). In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the consolidated financial statements of APUC for the year ended December 31, 2015 except for adopted accounting policies described in note 2(a).
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For APUC's wind energy assets, wind resources is typically stronger in spring, fall and winter and weaker in summer. APUC's solar energy assets experience greater insolation in summer, weaker in winter. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is typically higher than during cooler, wetter periods of the year. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the Regulator and fluctuates based on usage while total fixed revenue will not fluctuate through the year. Different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather, industry characteristics and existence of a decoupling mechanism.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements
The FASB issued ASU 2015-16 Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments. Under this ASU, adjustments to the provisional amounts recorded in a business combination continue to be calculated as if the accounting had been completed at the acquisition date. However, the ASU eliminates the requirement to retrospectively account for those adjustments and instead requires recognition in the period that the adjustments are identified. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2015-05, Intangibles: Goodwill and Other Internal-Use Software (Subtopic 350-40), to provide guidance to customers about whether a cloud computing arrangement includes a software license. The prospective adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which ends the deferral granted to investment companies from applying the VIE guidance and makes targeted amendments to the current consolidation guidance. Some of the more notable amendments are (1) the identification of variable interests when fees are paid to a decision maker or service provider, (2) the VIE characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2015-01, Income Statement: Extraordinary and Unusual Items (Subtopic 225-20), to simplify income statement classification by removing the concept of extraordinary items from U.S. GAAP. As a result, items that are both unusual and infrequent will no longer be separately reported net of tax after continuing operations. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity. ASU 2014-16 clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. In addition, ASU 2014-16 clarifies that in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (that is, the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weigh those terms and features. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This newly issued accounting standard is intended to resolve the diverse accounting treatment of those awards in practice. The adoption of this ASU effective January 1, 2016 had no impact on the Company's unaudited interim consolidated financial statements.

(b)	Recently issued accounting guidance not yet adopted
The FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses. The standard is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption for fiscal years and interim periods beginning after December 15, 2018 is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(b)	Recently issued accounting guidance not yet adopted (continued)
The FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718) to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its unaudited interim consolidated financial statements.
The FASB issued ASU 2016-06, Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments to clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts, which is one of the criteria for bifurcating an embedded derivative. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2016-05, Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships to clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. The application of this standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.
The FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations utilizing leases. This ASU requires lessees to recognize the assets and liabilities arising from all leases on the balance sheet, but the effect of leases in the statement of operations and the statement of cash flows is largely unchanged. The standard is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities to simplify the measurement, presentation, and disclosure of financial instruments. The standard is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, to simplify the subsequent measurement of inventory by replacing the current lower of cost and market test with a lower of cost and net realizable value test. The prospective application of this standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.
The FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern. This new standard provides that in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. This ASU will be effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(b)	Recently issued accounting guidance not yet adopted (continued)
The FASB issued a new revenue recognition standard codified as ASC 606, Revenue from Contracts with Customers. This newly issued accounting standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers unless the contracts are in the scope of other U.S. GAAP requirements, such as the leasing literature. This new revenue standard is required to be applied for fiscal years and interim periods beginning after December 15, 2017 using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The Company is currently assessing the impact the adoption of this standard might have on its financial position or results of operations.

3.	Business acquisitions and development projects

(a)	Acquisition of Empire
On February 9, 2016, the Company entered into an agreement and plan of merger pursuant to which, a subsidiary of Liberty Utilities Co. will merge with and into The Empire District Electric Company and its subsidiaries (“Empire”), and Empire will survive the merger and become a wholly owned indirect subsidiary of the Company. Empire is a Joplin, Missouri based regulated electric, gas and water utility, serving customers in Missouri, Kansas, Oklahoma and Arkansas.
Empire shareholders will receive U.S.$34.00 per common share in cash, which represents an aggregate purchase price of approximately $3,400,000 (U.S.$2,400,000), which includes the assumption of approximately $1,300,000 (U.S.$900,000) of debt.
The closing of the acquisition, which is expected to occur in early 2017, is subject to customary closing conditions, including the receipt of certain state and federal regulatory and government approvals.
On February 9, 2016, the Company obtained a $2,200,000 (U.S. $1,600,000) bridge financing commitment for the acquisition from a syndicate of banks (note 7).
On March 1, 2016, the Company issued $1,000,000 aggregate principal amount of 5.0% convertible unsecured subordinated debentures represented by installment receipts (the “convertible debentures” or the “Debenture Offering”) and received the first installment of $333,000. On March 9, 2016, the underwriters exercised their option to purchase $150,000 additional convertible debentures.
The convertible debentures are expected to convert to common shares of the Company upon the closing of the acquisition of Empire (note 10) at a conversion price of $10.60 per common share.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects (continued)

(b)	Acquisition of Park Water System
On January 8, 2016, the Company completed the acquisition of Western Water Holdings, LLC which is the parent company of Park Water Company (“Park Water System”), a regulated water distribution utility. Park Water System owns and operates three regulated water utilities engaged in the production, treatment, storage, distribution, and sale of water in southern California and western Montana. The total purchase price for the Park Water System is U.S.$249,240, net of the debt assumed of U.S.$91,750 and is subject to certain closing adjustments. All costs related to the acquisition have been expensed through the unaudited interim consolidated statements of operations.
The following table summarizes the preliminary allocation of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$1,439
Property, plant and equipment	345,254
Notes receivable	1,781
Goodwill	212,710
Regulatory assets	55,131
Other assets	185
Long-term debt	(146,727)
Regulatory liabilities	(3,758)
Pension and OPEB	(17,489)
Deferred income tax liability, net	(56,052)
Other liabilities	(39,825)
Total net assets acquired	$352,649
The determination of the fair value of assets acquired and liabilities assumed is based upon management's preliminary estimates and certain assumptions. The Company has not completed the fair value measurements, particularly the relative fair value of the three utilities acquired. The Company will continue to review information and perform further analysis prior to finalizing the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed.
Mountain Water Company is currently the subject of a condemnation proceeding by the city of Missoula. On August 2, 2016 the Supreme Court of Montana upheld the District Court’s decision that the City of Missoula can proceed with the condemnation of Mountain Water Company’s assets. Upon taking possession of Mountain Water’s assets, the compensation to be paid by the City of Missoula for such taking will be the value of the utility (determined by the valuation commissioners on November 17, 2015 to be U.S. $88,600). In addition, post-summons capital expenditures and attorney’s fees as determined by the Montana court, property tax reimbursements and amounts in accordance with agreements entered into at the time of the Park Water acquisition will result in APUC receiving additional proceeds.
Property, plant and equipment are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight-line method. The weighted average useful life of the Park Water System assets is 40 years.
The Park Water System contributed revenue of $25,988 and $47,129 and net earnings of $7,700 and $11,435 to the Company’s unaudited interim consolidated financial results for the three and six months ended June 30, 2016.

4.	Accounts receivable
Accounts receivable as of June 30, 2016 include unbilled revenue of $27,570 (December 31, 2015 - $49,002) from the Company’s regulated utilities. Accounts receivable as of June 30, 2016 are presented net of allowance for doubtful accounts of $8,339 (December 31, 2015 - $7,966).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

5.	Regulatory matters
The Company’s regulated utility operating companies are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate-setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.
In April 2016, the Granite State Electric System filed a general rate application. In June 2016, approval of a temporary rate increase of U.S. $2,355 was issued, effective July 1, 2016. A Final Order is expected in Q2 2017.
On April 22, 2016, the Arizona Corporation Commission approved a Final Order for the Black Mountain Sewer System of a U.S.$175 revenue increase effective May 1, 2016.
On February 18, 2016, the Georgia Public Service Commission approved a Final Order for the Peach State Gas System of a U.S.$2,725 revenue increase effective March 1, 2016.
On February 10, 2016, the New England Gas System received a Final Order from the Massachusetts Department of Public Utilities approving an annual revenue increase of U.S.$7,800 effective March 1, 2016.
Regulatory assets and liabilities consist of the following:

	June 30, 2016	December 31, 2015
Regulatory assets
Environmental remediation	$105,787	$116,747
Pension and post-employment benefits	73,461	69,537
Commodity costs adjustment	10,637	7,643
Rate case costs	7,403	6,535
Rate adjustment mechanism	23,086	14,804
Debt premium	24,626	5,132
Taxes	8,571	5,927
Other	26,948	18,990
Total regulatory assets	$280,519	$245,315
Less current regulatory assets	(42,323)	(32,213)
Non-current regulatory assets	$238,196	$213,102

Regulatory liabilities
Cost of removal	$103,848	$107,988
Rate-base offset	21,734	24,984
Commodity costs adjustment	39,491	32,423
Other	13,700	9,952
Total regulatory liabilities	$178,773	$175,347
Less current regulatory liabilities	(52,407)	(44,167)
Non-current regulatory liabilities	$126,366	$131,180

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

6.	Long-term investments
Long-term investments consist of the following:

	June 30, 2016	December 31, 2015
Equity-method investees
50% interest in Odell Wind Project Joint Venture (a)	$41,890	$42,287
50% interest in Deerfield Wind Project Joint Venture (b)	5,085	2,240
Red Lily (c)	22,593	—
Interests in natural gas pipeline developments (e)	—	5,623
Other	2,790	2,323
	$72,358	$52,473
Notes receivable
Development loans (d)	$204,969	$96,924
Red Lily Senior loan Tranche 2, interest at 6.31% (c)	—	11,588
Red Lily Subordinated loan Tranche 1 and Tranche 2, interest at 12.5% (c)	—	6,565
Other	5,757	4,306
	210,726	119,383
Available-for-sale investment	$990	$2,946
Other investments	$2,513	$—
Total long-term investments	$286,587	$174,802
(a)Odell Wind Project Joint Venture
The Company owns a 50% equity interest in Odell SponsorCo LLC, which indirectly owns a 200 MW construction-stage wind development project (“Odell Wind Project”) in the state of Minnesota. The interest capitalized during the three and six months ended June 30, 2016 to the investment while the Odell Wind Project is under construction amounts to $1,437 and $2,841 (2015 - $1,527 and$1,527).
Construction was completed subsequent to quarter-end and sale of power to the utility under the power purchase agreement started on July 29, 2016. The total construction costs of the Odell Wind Project are U.S.$330,000. On August 5, 2016, tax equity financing was provided by two U.S. financial institutions in the amount of U.S. $180,000. On August 5, 2016 the Company provided notice to its Joint Venture Partner of the intent to exercise its option to purchase the remaining 50% of the project. Closing of the purchase is expected late in the third quarter.

(b)	Deerfield Wind Project Joint Venture
The Company owns a 50% equity interest in Deerfield Wind SponsorCo LLC (“Deerfield SponsorCo”), which indirectly owns a 150 MW construction-stage wind development project (“Deerfield Wind Project”) in the state of Michigan.
Upon the acquisition of the Deerfield Wind Project by Deerfield SponsorCo, the two members each contributed U.S.$1,000 to the capital of Deerfield SponsorCo. Upon execution of third-party construction loan and tax equity documents expected in 2016, each party will contribute another U.S.$18,596 plus accrued interest at 7% to the capital of Deerfield SponsorCo. The Company holds an option to acquire the other 50% interest for total contributions, subject to certain adjustments at any time prior to the date that is 90 days following commencement of operations, which is expected in late 2016. The interest capitalized during the three and six months ended June 30, 2016 to the investment while the Deerfield Wind Project is under construction amounts to $1,515 and $2,708 (2015 - $Nil and $Nil).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

6.	Long-term investments (continued)

(c)	Red Lily I
The Red Lily I Partnership (the “Partnership”) was 100% owned by an independent investor. APUC provides operation and supervision services to the Red Lily I project, a 26.4 MW wind energy facility located in southeastern Saskatchewan.
The Company’s investment in Red Lily I as at January 1, 2016 was in the form of participation in a portion of the senior and subordinated debt facilities of the Partnership. On February 23, 2016, a second tranche of subordinated loan for an amount equal to $15,588 was advanced to the Partnership by the Company. The proceeds from this additional subordinated debt were used by the Partnership to repay Tranche 2 of the Partnership’s senior debt, including the Company’s portion.
Effective April 12, 2016, the Company exercised its option to subscribe for a 75% equity interest in the Partnership in exchange for the outstanding amount on its Tranche 1 and Tranche 2 subordinated loans. The carrying value of the Company's investment of $22,153 exceeds by $858 the Company's proportionate share of the Partnership's net assets as at that date. The difference is attributable to property, plant and equipment and is amortized over the assets' weighted average useful lives.
Due to certain participating rights being held by the minority investor, APUC is deemed under U.S. GAAP, to not have control over the Partnership. As a result, the Company accounts for the Partnership using the equity method. Red Lily I contributed equity income of $440 to the Company's unaudited interim consolidated financial results from acquisition to June 30, 2016.

(d)	Development loans
In the first half of 2016, the Company advanced U.S. $88,650 to the Odell and Deerfield Wind Projects for total advances of U.S. $158,682 as at June 30, 2016.
Credit support in the amount of US. $281 was issued by the Company in the first half of 2016.

(e)	Natural gas pipeline developments
In the first half of 2016, APUC wrote off an amount of $6,367 representing the total value of its equity interest in the natural gas development projects, as both projects have been canceled by the developer.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

7.	Long-term debt
Long-term debt consists of the following:

	June 30, 2016	December 31, 2015
Corporate
U.S.$235,000 Term Facility	$303,421	$—
Generation Group
$350,000 Revolving Credit Facility	21,100	27,300
$485,000 Algonquin Power Co. - Senior Unsecured Notes	482,127	481,991
$34,185 Long Sault Hydro Facility - Senior debt	34,111	34,760
$2,354 Chuteford Hydro Facility - Senior debt	2,350	2,587
Distribution Group
U.S.$525,000 Liberty Utilities Co. - Senior unsecured notes	673,719	721,581
U.S.$ 65,000 Park Water System - First mortgage bonds	98,078	—
U.S.$ 70,000 Calpeco Electric System - Senior unsecured notes	89,676	96,015
U.S.$ 45,000 Liberty Water Co - Senior unsecured notes	57,541	68,488
U.S.$ 22,500 Park Water System - Non-revolving term credit facility	29,450	—
U.S.$ 19,500 New England Gas System - First mortgage bonds	29,716	32,130
U.S.$ 15,000 Granite State Electric System - Senior unsecured notes	19,349	20,730
U.S.$ 780 Bella Vista Water System - Loans	1,008	1,213
	$1,841,646	$1,486,795
Less: current portion	(9,865)	(8,945)
	$1,831,781	$1,477,850
Certain long-term debt issued at a subsidiary level relating to a specific operating facility is collateralized by the respective facility with no other recourse to the Company. The loans have certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
Corporate
On January, 4, 2016, the Company entered into a U.S.$235,000 term credit facility with two U.S. banks. The term credit facility is available for acquisitions and general corporate purposes and matures on July 5, 2017.
APUC has a senior unsecured revolving credit of $65,000 which was undrawn as at June 30, 2016. During the first quarter, the maturity of the facility was extended by one year. The facility now matures on November 19, 2017 and is subject to customary covenants.
On February 9, 2016, in connection with the acquisition of Empire (note 3 (a)), the Company obtained U.S.$1,600,000 in bridge financing commitments from a syndicate of banks. The non-revolving term credit facilities are comprised of a U.S.$1,065,000 debt bridge facility, repayable in full on the first anniversary following its advance, and a U.S.$535,000 equity bridge facility repayable in full on the first anniversary following its advance. On March 1, 2016, upon issuing the convertible debentures (note 10) and receiving the First Instalment, the Company reduced its bridge commitments by U.S. $263,600. The effective interest expense recorded for the three and six months ended June 30, 2016 is $2,194 and $3,173, respectively.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

7.	Long-term debt (continued)
Distribution Group
On January 8, 2016, the Company assumed U.S. $91,750 of short and long term debt as part of the Park Water System acquisition. Shortly after the closing of the acquisition, the Park Water System repaid and closed U.S. $4,250 of debt outstanding under its revolving credit facilities. The remaining U.S. $87,500 of debt is secured by a first mortgage indenture and consists of a U.S. $22,500 a non-revolving term credit facility and six tranches of first mortgage bonds. The term credit facility bears a variable interest rate based on LIBOR plus a credit spread and matures in 2019 but is repayable on demand without penalty. The First Mortgage bonds have maturities ranging between 2020 and 2043 with coupons ranging from 4.53% to 8.82%.

8.	Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and OPEB recorded as part of operating expenses in the unaudited interim consolidated statements of operations. The employee benefit costs related to businesses acquired are recorded in the unaudited interim consolidated statements of operations from the date of acquisition.

	Pension benefits
	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Service cost	$2,320	$1,510	$4,350	$3,134
Interest cost	3,052	2,244	6,428	4,526
Expected return on plan assets	(3,464)	(2,885)	(6,975)	(5,726)
Amortization of net actuarial loss	858	302	1,515	600
Amortization of prior service credits	(233)	(131)	(384)	(163)
Net change in regulatory asset/liability	1,071	960	2,213	2,208
Net benefit cost	$3,604	$2,000	$7,147	$4,579

	OPEB
	Three months ended		Six months ended
	June 30,		June 30
	2016	2015	2016	2015
Service cost	$809	$713	$1,623	$1,433
Interest cost	926	656	1,847	1,318
Expected return on plan assets	(289)	(188)	(608)	(377)
Amortization of net actuarial loss	147	33	278	65
Amortization of prior service credits	(447)	—	(924)	—
Net change in regulatory asset/liability	235	215	503	508
Net benefit cost	$1,381	$1,429	$2,719	$2,947
During the six months period ended June 30, 2016, the Company permanently froze the accrual of retirement benefits for some participants under existing plans, effective December 31, 2016. Subsequent to the effective date, these employees will begin accruing benefits under the Company’s cash balance plan. The plan amendments resulted in a decrease to the projected benefit obligation of U.S. $2,217 which is recorded as a prior service credit in other comprehensive income ("OCI"). In conjunction with the plan amendment, the assets and projected benefit obligations of amended plans were revalued at the closest month-end date of March 31, 2016 which resulted in an actuarial loss of U.S. $8,204 recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

9.	Other long-term liabilities and deferred credits
Other long-term liabilities consist of the following:

	June 30, 2016	December 31, 2015
Advances in aid of construction	$125,537	$92,285
Environmental remediation obligation	66,402	71,529
Asset retirement obligations	18,639	17,799
Customer deposits	14,000	15,074
Deferred income	8,107	13,682
Deferred credits	22,725	24,110
Other	42,870	25,277
	298,280	259,756
Less current portion	(29,369)	(36,621)
	$268,911	$223,135

10.	Convertible Unsecured Subordinated Debentures

Maturity date	March 31, 2026
Interest rate	5.00%
Conversion price per share	$10.60
Carrying value at December 31, 2015	$—
Receipt of initial Instalment, net of deferred financing costs	357,972
Amortization of deferred financing costs	330
Carrying value at June 30, 2016	$358,302
Face value at June 30, 2016	$382,950
On March 1, 2016, the Company completed the sale of $1,000,000 aggregate principal amount of 5.0% convertible unsecured subordinated debentures. On March 9, 2016, the underwriters exercised their option to purchase $150,000 additional convertible debentures bringing the total amount of the offering to $1,150,000.
The convertible debentures were sold on an instalment basis at a price of $1,000 per debenture, of which $333 was paid on closing of the Debenture Offering and the remaining $667 (the “Final Instalment”) is payable on a date (“Final Instalment Date”) to be fixed following satisfaction of conditions precedent to the closing of the acquisition of Empire. The proceeds received from the initial Instalment were $382,950. The Company incurred deferred financing costs of $24,978, which are being amortized to interest expense over 10 years, the contractual term of the convertible debentures, using the effective interest rate method. The convertible debentures represented by the initial instalment receipt are classified as a non-current liability on the unaudited interim consolidated balance sheets as settlement in cash is not expected to occur within 12 months. The convertible debentures will mature on March 31, 2026 and bear interest at an annual rate of 5% per $1,000 principal amount of convertible debentures until and including the Final Instalment Date, after which the interest rate will be 0%. If the Final Instalment Date occurs on a day that is prior to the first anniversary of the closing of the Debenture Offering, holders of convertible debentures who have paid the final instalment on or before the Final Instalment Date will be entitled to receive, on the business day following the Final Instalment Date, in addition to the payment of accrued and unpaid interest to and including the Final Instalment Date, an amount equal to the interest that would have accrued from the day following the Final Instalment Date to and including the first anniversary of the closing of the Debenture Offering had the convertible debentures remained outstanding and continued to accrue interest until and including such date (the “Make-Whole Payment”). No Make-Whole Payment will be payable if the Final Instalment Date occurs on or after the first anniversary of the closing of the Debenture Offering.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

10.	Convertible Unsecured Subordinated Debentures (continued)
Based on the first instalment of $333 per $1,000 principal amount of convertible debentures and the expectation that the Final Instalment Date will occur on a day that is after the first anniversary of the closing of the Debenture Offering, the effective annual yield to and including the Final Instalment Date is 15%, and the effective annual yield thereafter is 0%. The effective interest expense recorded for the three and six months ended June 30, 2016 is $14,335 and $19,219.
At the option of the holders and provided that payment of the Final Instalment has been made, each Debenture will be convertible into common shares of the Company at any time after the Final Instalment Date, but prior to the earlier of maturity or redemption by the Company, at a conversion price of $10.60 per common share.
Prior to the Final Instalment Date, the convertible debentures may not be redeemed by the Company, except that convertible debentures will be redeemed by the Company at a price equal to their principal amount plus accrued and unpaid interest following the earlier of: (i) notification to holders that the conditions necessary to approve the acquisition of Empire will not be satisfied; (ii) termination of the acquisition agreement; and (iii) September 11, 2017 if notice of the Final Instalment Date has not been given to holders on or before September 8, 2017. Upon any such redemption, the Company will pay for each Debenture $333 plus accrued and unpaid interest to the holder of the instalment receipt. In addition, after the Final Instalment Date, any convertible debentures not converted may be redeemed by the Company at a price equal to their principal amount plus any unpaid interest, which accrued prior to and including the Final Instalment Date.
At maturity, the Company will have the right to pay the principal amount due in cash or in common shares. In the case of common shares, such shares will be valued at 95% of their weighted average trading price on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the maturity date.

11.	Shareholders’ capital

(a)	Common shares
Number of common shares:

2016
Common shares, beginning of year	255,869,419
Issuance of common shares upon conversion of subscription receipts	12,938,457
Issuance of common shares upon exercise of share options, net of withholding taxes	2,720,980
Issuance of shares under the dividend reinvestment and employee share compensation plans	1,147,795
Common shares, end of period	272,676,651

(b)	Subscription receipts
On December 29, 2014, the Company received total proceeds of $77,503 from the issuance to Emera Inc. (“Emera”) of 8,708,170 subscription receipts at a price of $8.90 per share in connection with the Odell SponsorCo investment (note 6(a)). Effective June 30, 2016, Emera converted the subscription receipts for no additional consideration on a one-for-one basis into common shares and received 661,693 additional common shares in lieu of dividends declared during the holding period.
On December 29, 2014, the Company received total proceeds of $33,000 from the issuance to Emera of 3,316,583 subscription receipts at a price of $9.95 per share in connection with the Park Water System acquisition (note 3(b)). Effective June 30, 2016, Emera converted the subscription receipts for no additional consideration on a one-for-one basis into common shares and received 252,011 additional common shares in lieu of dividends declared during the holding period.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

11.	Shareholders’ capital (continued)

(c)	Share-based compensation
During the six months period ended June 30, 2016, the Board of Directors of APUC (the "Board") approved the grant of 2,596,025 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of $10.86, the market price of the underlying common share at the date of grant. One-third of the options vest on each of January 1, 2017, 2018, and 2019. Options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

Risk-free interest rate	0.9%
Expected volatility	23.0%
Expected dividend yield	4.5%
Expected life	5.50 years
Weighted average grant date fair value per option	$1.26
During the first quarter, executives of the Company exercised 3,715,663 stock options at a weighted average exercise price of $5.25 in exchange for 2,720,980 common shares issued from treasury and 994,683 shares withheld as payment in lieu of minimum tax withholdings.
In June 2016, 190,645 Performance Share Units ("PSU") were granted to executives and employees of the Company. The PSUs vest on January 1, 2019. During the second quarter, the Company settled 173,441 PSU by issuing 87,361 shares from treasury, with the balance withheld as payment in lieu of minimum tax withholdings.
During the six months period ended June 30, 2016, 32,397 Deferred Share Units (“DSU”) were issued pursuant to the election of the Directors to defer a percentage of their Directors' fee in the form of DSUs.
For the three and six months period ended June 30, 2016, APUC recorded $1,483 and $2,493 (2015 -$1,218 and $2,089 ) in total share-based compensation expense. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of June 30, 2016, total unrecognized compensation costs related to non-vested options and PSUs were $4,845 and $3,277, respectively, and are expected to be recognized over a period of 2.12 and 1.87 years, respectively.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

12.	Accumulated other comprehensive income (loss)
AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Net change on available-for-sale investments	Pension and post-employment actuarial changes	Total
Balance, January 1, 2015	$32,496	$23,164	$1	$(21,448)	$34,213
OCI (loss) before reclassifications	228,861	21,896	(73)	6,487	257,171
Amounts reclassified	—	(5,731)	—	1,084	(4,647)
Net current period OCI	228,861	16,165	(73)	7,571	252,524
Balance, December 31, 2015	$261,357	$39,329	$(72)	$(13,877)	$286,737
OCI before reclassifications	(157,583)	18,551	26	(4,206)	(143,212)
Amounts reclassified	—	(5,272)	—	411	(4,861)
Net current period OCI	$(157,583)	$13,279	$26	$(3,795)	$(148,073)
Balance, June 30, 2016	$103,774	$52,608	$(46)	$(17,672)	$138,664
Amounts reclassified from AOCI for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales while those for pension and post-employment actuarial changes affected administrative expenses.

13.	Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividend on its commons shares in U.S. dollars. Dividends declared in Canadian equivalent dollars during the three and six months ended June 30 were as follows:

	Three months ended
	June 30,
	2016		2015
	Dividend	Dividend per share	Dividend	Dividend per share
Common shares	$37,242	$0.1361	$30,243	$0.1202
Series A preferred shares	$1,350	$0.2813	$1,350	$0.2813
Series D preferred shares	$1,250	$0.3125	$1,250	$0.3125

	Six months ended
	June 30,
	2016		2015
	Dividend	Dividend per share	Dividend	Dividend per share
Common shares	$72,202	$0.2648	$58,050	$0.2310
Series A preferred shares	$2,700	$0.5625	$2,700	$0.5625
Series D preferred shares	$2,500	$0.6250	$2,500	$0.6250

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

14.	Related party transactions
Emera Inc.
A member of the Board of APUC is an executive at Emera. For the three and six months ended June 30, 2016, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), and Bangor Hydro (“BH”) subsidiaries of Emera, amounting to U.S. $2,935 and $5,541 (2015 - U.S. $1,445 and $3,307). For the three and six months ended June 30, 2016, Liberty Utilities purchased natural gas amounting to U.S. $368 and $2,281 (2015 - U.S. $1,216 and $1,339) from Emera for its gas utility customers. Both the sale of electricity to Emera and the purchase of natural gas from Emera followed a public tender process the results of which were approved by the regulator in the relevant jurisdiction. On May 13, 2016, a subsidiary of the Company and Emera Utility Services Inc. entered into a design, engineering, supply and construction agreement for the Tinker transmission upgrade project. The total cost of the contract is estimated at $8,558 and is expected to be completed in 2016. The contract followed a market based request for proposal process.
There was U.S. $54 included in accruals for the six months ended June 30, 2016 (December 31, 2015 - U.S. $491) related to these transactions.
Equity-method investments
The Company provides administrative and operating services to its equity-method investees, earns royalty revenue and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees $869 and $1,617 (2015 - $545 and $945) during the three and six months ended June 30, 2016.
Senior Executives
Ian Robertson and Chris Jarratt are senior executives of APUC (collectively "Senior Executives").
The Company owns debt on seven hydroelectric facilities owned by Trafalgar Power Inc. and an affiliate (“Trafalgar”).  In 1997, Trafalgar went into default under its debt obligations and an entity partially and indirectly owned by Senior Executives (the "Related Entity"), moved to foreclose on the assets on behalf of the Company.  Subsequent to the foreclosure action, Trafalgar went into bankruptcy.  APUC and the Related Entity have jointly pursued litigation and bankruptcy proceedings with Trafalgar since 2002.
In 2003 and 2004, the Company reimbursed the Related Entity $1,000 of the approximately $2,000 in third-party legal fees it had initially funded and APUC agreed to fund future legal fees and other liabilities. It was agreed that any net proceeds from the litigation and bankruptcy proceedings would be shared proportionally to the quantum of net legal costs funded by each party. On June 30, 2016, the Company received U.S. $10,083 in proceeds from the settlement of this matter. The proportionate share payable to the Related Entity amounts to approximately U.S. $2,900, resulting in a gain to APUC, net of legal and other liabilities, of approximately U.S. $6,600.

15.	Non-controlling interests
Net loss attributable to non-controlling interests consists of the following:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Net loss attributable to Class A partnership units	(8,761)	(8,009)	(22,192)	(16,871)
Other net earnings attributable to non-controlling interests	406	485	2,093	1,062
Total net loss attributable to non-controlling interests	$(8,355)	$(7,524)	$(20,099)	$(15,809)

16.	Income taxes
For the six months ended, June 30, 2016, the Company’s overall effective tax rate was different from the statutory rate of 26.50% (2015 - 26.50%) due primarily to higher tax rates in U.S. subsidiaries, non-controlling interest partner’s tax expenses, inter-corporate dividends and non-deductible expenses.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

17.	Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and subscription receipts outstanding. Diluted net earnings per share is computed using the weighted-average number of common shares, subscription receipts outstanding, additional shares issued subsequent to year-end under the dividend reinvestment plan, PSUs and DSUs outstanding during the year and, if dilutive, potential incremental common shares resulting from the application of the treasury stock method to outstanding share options.
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share for the three and six months ended June 30 are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Net earnings attributable to shareholders of APUC	$24,797	$19,932	$66,833	$63,038
Series A Preferred shares dividend	1,350	1,350	2,700	2,700
Series D Preferred shares dividend	1,250	1,250	2,500	2,500
Net earnings attributable to common shareholders of APUC	$22,197	$17,332	$61,633	$57,838
Discontinued operations	—	(713)	—	(713)
Net earnings attributable to common shareholders of APUC from continuing operations – Basic and Diluted	$22,197	$18,045	$61,633	$58,551
Weighted average number of shares
Basic	271,570,250	251,440,347	270,068,016	251,110,176
Effect of dilutive securities	1,954,574	4,420,585	2,760,721	4,839,629
Diluted	273,524,824	255,860,932	272,828,737	255,949,805
The shares potentially issuable, for the three and six months ended June 30, 2016, as a result of 2,402,637 and 2,467,015 share options (2015 - 1,608,974 and 1,608,974) are excluded from this calculation as they are anti-dilutive. The shares contingently issuable as a result of 1,150,000 convertible debentures are not included in diluted earnings per share until the conditions for closing the Empire acquisition are met.

18.	Segmented information
The Company’s management’s reporting structure is aligned under three business units: Generation, Transmission and Distribution.
Generation, owns or has interests in hydroelectric, solar, wind power facilities and co-generation. Distribution operates electric, natural gas and water distribution utilities. Finally, Transmission invests in rate regulated electric transmission and natural gas pipeline systems. The Transmission segment is not yet significant and as a result is not presented separately in the tables below but grouped within Corporate.
For purposes of evaluating divisional performance, the Company allocates the realized portion of any gains or losses on financial instruments to specific divisions. The unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship and acquisition costs are not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. The results of operations and assets for these segments are reflected in the tables below.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

18.	Segmented information (continued)

	Three months ended June 30, 2016
	Generation	Distribution	Corporate	Total
Revenue	$58,957	$163,805	$—	$222,762
Fuel, power and water purchased	3,409	42,526	—	45,935
Net revenue	55,548	121,279	—	176,827
Operating expenses	18,501	60,506	273	79,280
Administrative expenses	4,142	5,995	238	10,375
Depreciation and amortization	18,997	23,883	1,929	44,809
Loss on foreign exchange	—	—	1,875	1,875
Operating income (loss) from continuing operations	13,908	30,895	(4,315)	40,488
Interest expense	3,812	12,381	16,874	33,067
Interest, dividend, equity and other income	(207)	(1,403)	(724)	(2,334)
Other expense (gain)	(13,124)	(5,647)	6,752	(12,019)
Earnings (loss) before income taxes	$23,427	$25,564	$(27,217)	$21,774
Capital expenditures	18,843	40,091	1,863	60,797

	Three months ended June 30, 2015
	Generation	Distribution	Corporate	Total
Revenue	$58,190	$137,968	$—	$196,158
Fuel, power and water purchased	3,952	45,490	—	49,442
Net revenue	54,238	92,478	—	146,716
Operating expenses	16,458	49,882	291	66,631
Administrative expenses	3,774	4,664	93	8,531
Depreciation and amortization	16,909	18,985	937	36,831
Gain on foreign exchange	—	—	(43)	(43)
	17,097	18,947	(1,278)	34,766
Interest expense	7,073	9,106	348	16,527
Interest, dividend and other income	(182)	(1,048)	(300)	(1,530)
Other gain	(2,793)	(21)	(21)	(2,835)
Earnings (loss) before income taxes	$12,999	$10,910	$(1,305)	$22,604
Capital expenditures	8,464	26,802	1,179	36,445

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

18.	Segmented information (continued)

	Six months ended June 30, 2016
	Generation	Distribution	Corporate	Total
Revenue	$131,319	$433,188		$564,507
Fuel, power and water purchased	9,024	149,245	—	158,269
Net revenue	122,295	283,943	—	406,238
Operating expenses	34,781	129,006	595	164,382
Administrative expenses	9,048	11,478	1,267	21,793
Depreciation and amortization	40,385	52,220	1,929	94,534
Loss on foreign exchange	—	—	1,573	1,573
Operating income (loss) from continuing operations	38,081	91,239	(5,364)	123,956
Interest expense	9,755	25,105	23,270	58,130
Interest, dividend, equity and other income	(721)	(2,525)	(1,684)	(4,930)
Other expense (gain)	(12,835)	401	12,620	186
Earnings (loss) before income taxes	$41,882	$68,258	$(39,570)	$70,570
Property, plant and equipment	1,817,290	2,138,396	65,441	4,021,127
Equity-method investees	69,716	879	1,763	72,358
Total assets	2,343,246	3,062,691	149,014	5,554,951
Capital expenditures	61,239	76,175	4,288	141,702

	Six months ended June 30, 2015
	Generation	Distribution	Corporate	Total
Revenue	$121,842	$456,170	$—	$578,012
Fuel, power and water purchased	17,375	229,781	—	247,156
Net revenue	104,467	226,389	—	330,856
Operating expenses	31,565	105,564	662	137,791
Administrative expenses	8,160	10,573	245	18,978
Depreciation and amortization	33,547	37,971	1,700	73,218
Gain on foreign exchange	—	—	(1,286)	(1,286)
	31,195	72,281	(1,321)	102,155
Interest expense	15,698	16,652	810	33,160
Interest, dividend and other income	(1,011)	(1,974)	(1,000)	(3,985)
Other expense (gain)	(4,462)	252	374	(3,836)
Earnings (loss) before income taxes	$20,970	$57,351	$(1,505)	$76,816
Capital expenditures	28,862	50,343	2,641	81,846
December 31, 2015
Property, plant and equipment	1,895,617	1,918,466	63,087	3,877,170
Equity-method investees	44,638	769	7,066	52,473
Total assets	2,345,905	2,532,894	112,926	4,991,725

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

19.	Commitments and contingencies

(a)	Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements, with the exception of those matters described below. Accruals for any contingencies related to these items are recorded in the unaudited interim consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
On October 21, 2011, the Quebec Court of Appeal ordered a subsidiary of APUC to pay approximately $5,400 (including interest) to the Government of Quebec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years.
The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position.  As a result, the probability of loss, if any, and its quantification cannot be estimated at this time but could range from $nil to $6,940. In 2012, the Company paid an amount of $1,884 to the Government of Quebec in relation to the early years covered by the claim in order to mitigate the impact of accruing interests on any amount ultimately determined to be payable or recoverable.

(b)	Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 6, the following significant commitments exist as of June 30, 2016
APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase	$68,015	$35,967	$35,450	$36,646	$18,421	$—	$194,499
Gas supply and service agreements	65,379	40,988	36,741	34,126	22,449	70,621	270,304
Service agreements	34,790	35,475	35,079	36,642	36,717	470,213	648,916
Capital projects	225,010	31,172	14,810	369	69	17	271,447
Operating leases	5,864	5,608	5,258	5,076	5,133	107,187	134,126
Total	$399,058	$149,210	$127,338	$112,859	$82,789	$648,038	$1,519,292

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Accounts receivable	$39,600	$89,298	$53,219	$34,243
Natural gas in storage	(3,504)	(7,438)	13,117	14,869
Supplies and consumable inventory	195	(1,236)	505	(1,794)
Income taxes receivable	5,459	(133)	1,697	(158)
Prepaid expenses	(1,861)	1,162	(5,833)	(8,418)
Accounts payable	(4,743)	(1,176)	(40,449)	(48,441)
Accrued liabilities	2,148	(39,744)	(34,051)	(83,099)
Current income tax liability	(4,297)	1,289	(4,901)	(371)
Net regulatory assets and liabilities	(5,077)	3,423	(2,083)	41,352
	$27,920	$45,445	$(18,779)	$(51,817)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments

(a)	Fair value of financial instruments

June 30, 2016	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$210,726	$230,474	$—	$230,474	$—
Derivative financial instruments[1]:
Energy contracts designated as a cash flow hedge	73,778	73,778	—	—	73,778
Currency forward contract not designated as a hedge	91	91	—	91	—
Commodity contracts for regulated operations	243	243	—	243	—
Total derivative financial instruments	74,112	74,112	—	334	73,778
Total financial assets	$284,838	$304,586	$—	$230,808	$73,778
Long-term debt	$1,841,646	$1,974,846	$516,488	$1,458,358	$—
Convertible debentures	358,302	494,500	494,500	—	—
Preferred shares, Series C	18,477	18,322	—	18,322	—
Derivative financial instruments:
Cross-currency swap designated as a net investment hedge	84,691	84,691	—	84,691	—
Interest rate swap designated as a hedge	21,074	21,074	—	21,074
Currency forward contract not designated as a hedge	2,455	2,455	—	2,455	—
Commodity contracts for regulated operations	95	95	—	95	—
Total derivative financial instruments	108,315	108,315	—	108,315	—
Total financial liabilities	$2,326,740	$2,595,983	$1,010,988	$1,584,995	$—

(1) Balance of $243 associated with certain weather derivatives have been excluded, as they are accounted for based on intrinsic value rather than fair value.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2015	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$119,383	$126,468	$—	$126,468	$—
Derivative financial instruments:
Energy contracts designated as a cash flow hedge	88,357	88,357	—	—	88,357
Commodity contracts for regulatory operations	4	4	—	4	—
Total derivative financial instruments	88,361	88,361	—	4	88,357
Total financial assets	$207,744	$214,829	$—	$126,472	$88,357
Long-term debt	$1,486,795	$1,547,346	$511,829	$1,035,517	$—
Preferred shares, Series C	18,527	17,303	—	17,303	—
Derivative financial instruments:
Energy contracts designated as a cash flow hedge	446	446	—	—	446
Cross-currency swap designated as a net investment hedge	101,559	101,559	—	101,559	—
Interest rate swaps designated as a hedge	9,659	9,659	—	9,659
Currency forward contract not designated as a hedge	1,918	1,918	—	1,918	—
Commodity contracts for regulated operations	1,676	1,676	—	1,676	—
Total derivative financial instruments	115,258	115,258	—	114,812	446
Total financial liabilities	$1,620,580	$1,679,907	$511,829	$1,167,632	$446

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of June 30, 2016 and December 31, 2015 due to the short-term maturity of these instruments.
Notes receivable fair values (level 2) have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options and forward physical deals where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $20.05 to $114.86 with a weighted average of $38.17 as of June 30, 2016.  The processes and methods of measurement are developed using the market knowledge of the trading operations within the Company and are derived from observable energy curves adjusted to reflect the illiquid market of the hedges and, in some cases, the variability in deliverable energy.  Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurement. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv).
Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.
The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or level 3 during the three or six months ended June 30, 2016 and 2015.

(b)	Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.

(i)	Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers.
The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

2016
Financial contracts: Gas swaps	679,979
Gas options	641,244
1,321,223

The accounting for these derivative instruments is subject to guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the unaudited interim consolidated balance sheets. Gains or losses on the settlement of these contracts are included in the calculation of deferred gas costs (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(i)	Commodity derivatives – regulated accounting (continued)
The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts had on the unaudited interim consolidated balance sheets:

		June 30, 2016		December 31, 2015
Regulatory assets:
Gas swap contracts	U.S.	$15	U.S.	$1,058
Gas option contracts	U.S.	$58	U.S.	$154
Regulatory liabilities:
Gas swap contracts	U.S.	$149	U.S.	$3
Gas option contracts	U.S.	$39	U.S.	$—

(ii)	Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities and at one of its hydro facilities no longer subject to a power purchase agreement by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)		Pay floating price (per MW-hr)
27,631	December 2016		$68.56	AESO
736,056	December 2022	U.S. $	42.81	PJM Western HUB
3,146,740	December 2022	U.S. $	30.25	NI HUB
3,802,048	December 2027	U.S. $	36.46	ERCOT North HUB
On November 14, 2014, the Company entered into a 10-year forward-starting interest rate swap beginning on July 25, 2018 in order to reduce the interest rate risk related to the probable issuance on that date of a 10-year $135,000 bond. The change in fair value resulted in a loss of $4,183 and $11,415 for the three and six months ended June 30, 2016 (2015 - gain of $5,046 and $437), which is recorded in OCI.
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended		Six months ended
	June 30.		June 30,
	2016	2015	2016	2015

Effective portion of cash flow hedge, loss (gain)	$(6,566)	$4,488	$18,568	$11,326
Amortization of cash flow hedge	(7)	(8)	(17)	(17)
Gain reclassified from AOCI	(1,714)	(1,520)	(5,272)	(1,905)
OCI attributable to shareholders of APUC	$(8,287)	$2,960	$13,279	$9,404
The Company expects $10,515 of unrealized gains currently in AOCI to be reclassified into non-regulated energy sales within the next twelve months, as the underlying hedged transactions settle.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iii)	Foreign exchange hedge of net investment in foreign operation
The Company is exposed to currency fluctuations from its U.S. based operations. APUC manages this risk primarily through the use of natural hedges by using U.S. long-term debt to finance its U.S. operations and a combination of foreign exchange forward contracts and spot purchases. APUC only enters into foreign exchange forward contracts with major Canadian and U.S. financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.
The Company designates the amounts drawn on the Generation Group’s revolving credit facility denominated in U.S. dollars in excess of the principal amount on the USD loans receivable from Odell and Deerfield Wind SponsorCo as a hedge of the foreign currency exposure of its net investment in the Generation Group’s U.S. operations. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $Nil and $Nil for the three and six months ended June 30, 2016 (2015 - $Nil and $Nil) was recorded in OCI.
Concurrent with its $150,000 and $200,000 notes offerings in December 2012 and January 2014, respectively, the Company entered into cross currency swaps, coterminous with the notes, to effectively convert the Canadian dollar denominated offering into U.S. dollars. The Company designated the entire notional amount of the cross currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Generation Group’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. For the three and six months ended June 30, 2016 a loss of $5,634 and a gain of $14,786 (2015 - gain of $8,790 and loss of $20,496 ) was recorded in OCI.

(iv)	Other derivative and financial instruments
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.
This risk is mitigated though the use of short-term financial forward energy purchase contracts which are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contract term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in earnings as they occur.
The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligation, including certain project specific debt and its revolving credit facilities, its interest rate swaps as well as interest earned on its cash on hand. The Company currently hedges some of that risk (note 21(b)(ii)).
The Company was party to an interest rate swap whereby the Company paid a fixed interest rate of 4.47% on a notional amount of $58,791 and received floating interest at 90 day CDOR. The swap expired on September 2015. As of December 31, 2015, the estimated fair value of the interest rate swap was a liability of Nil.  This interest rate swap was not accounted for as a hedge.
The Company is exposed to foreign exchange fluctuations related to U.S dollar denominated development loans from projects accounted for as equity investments (note 6) and other commitments. This risk is mitigated through the use of currency forward contracts to sell a net amount of U.S. $38,400 for $47,225 between July 29, 2016 and Sept 29, 2016. As of June 30, 2016, the estimated fair value of the instruments was an asset of $91 and a liability of $2,454. These currency forward contracts were not accounted for as a hedges.
For derivatives that are not designated as hedges and for the ineffective portion of gains and losses on derivatives that are accounted for as hedges, the changes in the fair value are immediately recognized in earnings.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2016 and 2015
(in thousands of Canadian dollars, except as noted and per share amounts)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iv)	Other derivatives (continued)
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Change in unrealized loss (gain) on derivative financial instruments:
Interest rate swaps	$—	$(515)	$—	$(872)
Energy derivative contracts	—	35	(426)	488
Currency forward contract	5,668	—	418	—
Total change in unrealized loss (gain) on derivative financial instruments	$5,668	$(480)	$(8)	$(384)
Realized loss (gain) on derivative financial instruments:
Interest rate swaps	—	514	—	983
Energy derivative contracts	(29)	12	941	(635)
Currency forward contract	(5,600)	—	(5,600)	—
Total realized loss (gain) on derivative financial instruments	$(5,629)	$526	$(4,659)	$348
Loss (gain) on derivative financial instruments not accounted for as hedges	39	46	(4,667)	(36)
Ineffective portion of derivative financial instruments accounted for as hedges	604	(2,406)	1,002	(2,421)
	$643	$(2,360)	$(3,665)	$(2,457)
Amounts recognized in the unaudited interim consolidated statements of operations consist of:
Loss (gain) on derivative financial instruments	$575	$(2,360)	$1,517	$(2,457)
Gain on foreign exchange	$68	$—	$(5,182)	$—
	$643	$(2,360)	$(3,665)	$(2,457)
Effective May 1, 2016, the Company entered into a weather derivative contract as an economic hedge for revenue from its St. Leon I wind powered generating facility in the event the wind resource availability falls below a normal range. Non-exchange-traded options are accounted for using the intrinsic method. Changes in the intrinsic value of $97 in the second quarter of 2016 is reflected in non-regulated energy sales in our interim unaudited consolidated statement of operations. Premium paid related to these weather derivative agreements are expensed over each respective contract period.

22.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.